Exhibit 99.1

China New Borun Announces Receipt of Withdrawal of Going Private Proposal

BEIJING, China, July 12, 2018 -- China New Borun Corporation (NYSE: BORN) (the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced that the special committee of the Board of Directors (the “Special Committee”) has recently received a notice from Mr. Jinmiao Wang (“Mr. Wang”), Chief Executive Officer and Chairman of the Board of Directors, and King River Holding Limited (“King River”), a British Virgin Island company and a majority shareholder of the Company, stating that they have withdrawn the non-binding going private proposal (the “Proposal”) dated January 10, 2018. The notification stated that Mr. Wang and King River had determined not to proceed with the Proposal. As a result, the Special Committee was dissolved on July 12, 2018.

About China New Borun Corporation

The Company is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and CPE that is widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at http://www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Chief Executive Officer

Jinmiao Wang

Phone: +86-536-545 1199 (China)

Email: Jinmiao.wang@chinanewborun.com